Mail Stop 4561

June 8, 2006

John Sammon, Jr.
PAR Technology Corporation
PAR Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413

> **Re:** **PAR Technology Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-09720**

Dear Mr. Sammon:

We have reviewed your response letter dated May 26, 2006 and the above referenced filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

1.    As previously indicated in prior comment number 2 in our letter dated April 24, 2006, your accounting policy disclosure should clearly indicate how your units of accounting are determined and valued for multiple-element arrangements

according to Question 1 of SAB Topic 13B.  Tell us how you plan to address this requirement in your disclosure.  Provide us with any proposed revised disclosure.

2.      In your response to prior comment number 2 in your letter dated May 26, 2006, you state that revenue is allocated to each element based on the sales price of the individual element.  Further explain how the sales price represents VSOE of the fair value for your hardware and software deliverables.  Confirm that the sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple-element arrangement.  You indicate that products and services are priced and sold separately to the customer.  Tell us whether you view these separately priced sales as one multiple-element arrangement.  Refer to paragraph 16 of EITF 00-21, paragraph 10 of SOP 97-2 and TPA 5100.39.

3.      We note from your response to prior comment number 2 in your letter dated May 26, 2006 that support maintenance includes maintenance for both hardware and software.  Tell us what accounting literature (i.e. FTB 90-1, SOP 97-2) you follow in recognizing revenue earned from your support maintenance contracts.  Indicate how you separate the software and software-related elements from any non-software elements.

4.      In your response to prior comment number 3 in your letter dated May 26, 2006, you indicate that revenue for fixed-price contracts is recognized as labor hours are delivered and this approximates a straight-line basis.  We note that you disclose in your revenue recognition policy that revenue from fixed-price contracts is recognized on a straight-line basis, without indicating that you recognize revenue based on labor hours.  Tell us what consideration you gave to including this information in your revenue recognition policy.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

John Sammon, Jr.
PAR Technology Corporation
June 8, 2006
Page 3


      You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

      Sincerely,


      Stephen Krikorian
      Accounting Branch Chief